UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

For the semiannual period ended June 30, 2024.

ROCKSTAR CAPITAL GROUP LLC

Arkansas	6500	88-4161726
(State or Other Jurisdiction of Incorporation)	(Primary Standard Classification Code)	(IRS Employer Identification No.)

Brandon Rooks

Chief Executive Officer

10333 Windy Trail

Bentonville, AR 72712

Telephone: 913-827-3517

(Address, including zip code, and telephone number,
including area code, of registrant’s principal executive offices)

Please send copies of all correspondence to:

Pino Law Group PLLC

99 S. New York Ave.

Winter Park, FL 32789

Telephone: 407-206-6577

Email: ljp@PinoLawGroup.com

(Name, address, including zip code, and telephone number,
including area code, of agent for service)

ROCKSTAR CAPITAL GROUP LLC

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2024

PART II.

Forward-Looking Statements

The following information contains certain forward-looking statements. Forward-looking statements are statements that estimate the happening of future events and are not based on historical fact. Forward-looking statements may be identified by the use of forward-looking terminology, such as “may,” “could,” “expect,” “estimate,” “anticipate,” “plan,” “predict,” “probable,” “possible,” “should,” “continue,” or similar terms, variations of those terms or the negative of those terms. The forward-looking statements specified in the following information have been compiled by our management on the basis of assumptions made by management and considered by management to be reasonable. Our future operating results, however, are impossible to predict and no representation, guaranty, or warranty is to be inferred from those forward- looking statement

ITEM 1: MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

The Company is an Arkansas Limited Liability Company formed on October 5, 2022 for the purpose of raising capital to engage in the business of investing in all forms of real estate, primarily by providing financing to affiliated and unaffiliated Borrowers (“Investment Activities”). In accordance with the Securities and Exchange Commission ("SEC") regulations, we present this Management's Discussion and Analysis ("MD&A") to provide shareholders, potential investors, and other interested parties with an overview of Rockstar Capital Group LLC's ("the Company") financial condition, results of operations, and future prospects. This MD&A should be read in conjunction with the Company's Offering Circular dated July 12, 2023, filed pursuant to Regulation A of the Securities Act of 1933, as amended.

As outlined in the Offering Circular, Rockstar Capital Group LLC was formed with the primary goal of raising capital for investment in various land financing opportunities. Our primary focus remains on borrowers engaged in the acquisition, permitting, and development of land, particularly in the southeastern United States. While the initial setup of operations has taken longer than anticipated, as previously outlined in our last 1-SA filing for the semiannual period ending June 30, 2024, we are now fully optimizing and implementing the internal processes designed to facilitate our investment strategy.

In alignment with our strategic objectives, we have conducted thorough due diligence on numerous investment opportunities that align with our geographic focus on the southeastern United States. This due diligence process is extensive, incorporating detailed financial analysis, legal reviews, and on-site assessments. Our internal evaluation process requires that we engage only in transactions that meet our standards for both risk management and expected returns. Since the qualification of our Offering Circular, the majority of our efforts have been directed towards developing a comprehensive and dynamic deal pipeline and servicing it via capital deployment. This pipeline is more than just a catalog of opportunities; it is a constantly evolving asset that reflects what we believe to be promising given market conditions. It forms the foundation of our investment strategy, providing a steady flow of high-quality deals that align with our risk tolerance and long-term goals.

From a financial perspective, we have maintained a disciplined and strategic approach to capital deployment. Our liquidity position continues to strengthen, providing us with the flexibility to act swiftly on emerging opportunities. At the same time, we have managed our operational and administrative expenses to ensure that the Company remains efficient and capable of adapting to market changes. This disciplined approach positions the Company well to capitalize on the growth opportunities ahead. Looking forward, we remain focused on creating value for our investors through the strategic execution of our investment plans, careful financial management, and operational excellence. As we continue to build on our core competencies, we believe that our expertise and resources will enable us to drive sustainable growth and maximize returns for our shareholders.

Now, for some more specific figures. As of September 17, 2024, Rockstar Capital Group LLC manages over $48.1 million in assets under management (“AUM”). This represents a significant milestone for the Company as we continue to grow our asset base and expand our investment activities in line with our strategic objectives. Since the inception of our Regulation A offering, we have consistently delivered quarterly Preferred Interest distributions to our investors as outlined in our Offering Circular. Additionally, throughout the accounting period from December 31, 2023, to June 30, 2024, we have provided profit-sharing interests during each quarter. Looking ahead, we are projecting another distribution for the third quarter of 2024, reflecting the ongoing strength of our investment portfolio and our commitment to providing consistent returns to our investors.

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In addition to these financial distributions, we have made significant strides in supporting the operations of our strategic partners. Since late summer 2023, these partners have expanded their land development pipeline from over 27,000 lots in the Carolinas and Florida to more than 45,000 lots, with further expansion into Georgia and Texas. Their goal is to expand their lot pipeline to 100,000 across the Southeast by the end of 2025, which bodes well for us and our ability to deploy capital to high-growth projects.

To date, our strategic partners continued to complete and/or secure contracts with some of the top-ranked homebuilders in the United States. These include:

#1 DR Horton

#2 Lennar Corp

#4 NVR (Ryan Homes)

#5 Meritage Homes

#7 Taylor Morrison

#12 Ashton Woods Homes

#14 Dream Finders Homes

#20 Stanley Martin Homes

#23 Mattamy Homes

#27 Shea Homes

#38 Smith Douglas Homes

#39 American Homes for Rent (AMH)

#48 Great Southern Homes

#54 Eastwood Homes

Note: # before each name indicates the rank of each National Home Builder.

We are confident that Rockstar Capital Group is well-positioned to continue leveraging these strategic partnerships to support land acquisition and entitlement processes. Our involvement in financing fully entitled, shovel-ready paper lots has already attracted the attention of several of the nation’s largest homebuilders, solidifying our role in this sector.

On the operations side, the Company has recently added a new team member to assist with our in-house administrative duties, further strengthening our internal capabilities. We have also engaged a professional marketing firm to enhance our brand awareness and market presence. This investment in our internal infrastructure is aimed at supporting the continued growth and operational efficiency of the Company as we continue to expand our activities. Ultimately, through continued careful financial management and strong operational partnerships, we believe that Rockstar Capital Group is well-positioned to keep delivering sustained growth and value to our investors.

ITEM 2: OTHER INFORMATION

None.

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ROCKSTAR CAPITAL GROUP LLC

F-1

ROCKSTAR CAPITAL GROUP LLC

BALANCE SHEETS

AS OF JUNE 30, 2024 AND DECEMBER 31, 2023

	6/30/2024 (unaudited)	12/31/2023 (audited)
ASSETS
Current Assets
Cash	$249,096	$2,050,918
Inventories	$6,477,366	$6,264,993
Other current assets	$-	2,500
Total Current Assets	6,726,462	8,318,411
Other Assets
Lot assignments	9,652,053	10,152,053
Notes receivable	23,542,264	20,135,050
Investment - cost basis	450,238	450,238
Goodwill	6,039,792	6,039,792
Total Other Assets	39,684,347	36,777,133
TOTAL ASSETS	$46,410,809	$45,095,544
LIABILITIES AND EQUITY
Current liabilities
Accounts payable	$167,144	$156,731
Escrow deposits	$72,542	$72,542
Preferred returns payable	$-	$1,043,162
Total Liabilities	239,686	1,272,435
Equity
Nonvoting preferred shares - 75,000 shares authorized ($1,000 par value) - 42,752 issued and outstanding at December 31, 2023	44,560,000	42,752,000
Net income	540,104
Retained Earnings	1,071,019	1,071,109
Total members' equity	46,171,123	43,823,109
TOTAL LIABILITIES AND EQUITY	$46,410,809	$45,095,544

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ROCKSTAR CAPITAL GROUP LLC

STATEMENTS OF OPERATIONS AND CHANGES IN EQUITY

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2024

	6/30/2024 (unaudited)	6/30/2023 (unaudited)

Beginning Balance	$595,767	$-
Preferred Members (1,000 par value)	44,560,000	663,000
Retained earnings	1,071,019
Net Gain (Loss)	540,104	(67,233)
Ending Balance	$46,766,890	$595,767

F-3

ROCKSTAR CAPITAL GROUP LLC

STATEMENTS OF CASH FLOWS

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2024

	6/30/2024 (unaudited)	6/30/2023 (unaudited)
OPERATING ACTIVITIES
Net Income	$539,256	$(67,233)
Adjustments to reconcile Net Income to Net Cash provided by operations:
Lots held for resale	(212,373)	(5,000)
Affiliate receivable	2,500
Lot assignments	500,000
Promissory note receivables	484,415
Credit card	10,413
Preferred returns payable	(1,043,162)	(5)
Total Adjustments to reconcile Net Income to Net Cash provided by operations:	(258,207)	(5,005)
Net cash provided by operating activities	281,049	(72,238)
INVESTING ACTIVITIES
Promissory Note Receivables	(3,891,630)	(75,000)
Promissory Note Receivables	-	(201,417)
Net cash provided by investing activities	(3,891,630)	(276,417)
FINANCING ACTIVITIES
Preferred member contributions	4,769,587	663,000
Preferred member distributions	(2,960,830)
Net cash provided by financing activities	1,808,757	663,000
Net cash increase for period	(1,801,824)	314,345
Cash at beginning of period	2,050,918	5,005
Cash at end of period	$249,094	$319,350

F-4

ROCKSTAR CAPITAL GROUP LLC

INCOME STATEMENT

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2024

	6/30/2024 (unaudited)	6/30/2023 (unaudited)
Income
Assignment fee income	$557,641	$-
Real estate sales	$9,112	$834
Interest Income	843,373	-
Total Income	1,410,126	834
Cost of lots sold	8,856
Gross Profit	1,401,270	834
Expenses
Advertising and Promotion	75,756	4,768
Bank Service Charges	1,254	132
Bookkeeping	68,750
Charitable contributions	2,500
Dues and Subscriptions	175	36
Interest expense	95,336
Legal Fees	-	9,070
Licenses and Permits	297	19,901
Management fees	374,363
Meals and Entertainment	-	965
Office supplies	741
Postage and Delivery	44	8
Professional Fees	142,245	24,193
Software	6,384	4,935
Subcontract labor	80,209
Travel - Ground Transport	345	82
Travel - Airfare	4,860	2,738
Travel - Lodging	6,757	1,084
Travel - Meals	231	154
Website	918
Total Expenses	861,165	68,067
Net Operating Income	540,105	(67,233)
Net Income	$540,105	$(67,233)

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ROCKSTAR CAPITAL GROUP LLC

NOTES TO UNAUDITED FINANCIAL STATEMENTS

FOR THE SEMIANNUAL PERIOD ENDED JUNE 30, 2024

NOTE 1 – DESCRIPTION OF BUSINESS

The Company commenced operations on October 5, 2022, and is an affiliate of Rockstar Capital Development Group, Rockstar Capital II, LLC, Rockstar Capital Development Group II, LLC, Rockstar Capital Development Group III, LLC, and all General Partners and Limited Partners associated with the aforementioned entities.

The Company was formed for the purpose of raising capital to engage in the business of investing in all forms of real estate, primarily by providing financing to affiliated and unaffiliated Borrowers (“Investment Activities”).

The Company intends to raise capital to engage in the business of investing in all forms of real estate, primarily by issuing short-term loans (“Investment Activities”), providing working capital and project financing (“Project Financing”), and/or land financing (“Land Financing”) to affiliated and unaffiliated individuals and/or entities (“Borrowers”).

The Borrowers plan to acquire, permit, and develop land in the southeastern United States (the “Borrower Properties”) for the purpose of resale of permitted lots (“Permitted Real Estate Lots”) to regional or national homebuilders, hedge funds, or other arm’s length buyers. In addition, the Company may invest in properties that the Company’s Manager considers to be desirable to acquire or develop, and therefore suitable for investment, either directly, or indirectly through partnerships or strategic relationships with arm’s length and affiliated real estate developers and builders (“Qualified Properties”).

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES Basis of Accounting

The accounting policies of the Company conform to accounting principles generally accepted in the United States of America.

Cash

The Company maintains its cash deposits at a bank. Cash deposits could, at times, exceed federally insured limits. As of June 30, 2024 there was no uninsured balance.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes

There are no open federal or state tax years under audit. Financial Accounting Standards Board issued ASC 740-10, Accounting for Uncertainty in Income Taxes, which prescribed a comprehensive model for how a company should measure, recognize, present, and disclose in its financial statements uncertain tax positions that an organization has taken or expects to take. The Company adopted ASC 740-10 and has not taken any uncertain tax positions that require disclosure in the financial statements.

Fair Value of Financial Instruments

FASB ASC 825, Financial Instruments, clarifies the definition of fair value for financial reporting, establishing a framework for measuring fair value, and requires additional disclosure about the use of fair value measurements in an effort to make the measurement of fair value more consistent and comparable. The carrying amount of cash approximates fair value due to the short maturity of this financial instruments.

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NOTE 3 – Assignment and Assumptions of Purchase Agreements and Land Lots Held

The Company holds a balance of $9,652,053.18 in Assignment Agreements, whether Purchase Agreements or Agreements to Buy and Sell Real Estate. Additionally, as of June 30, 2024, the Company held approximately $6,423,381.68 in Land Lots scheduled for resale.

NOTE 4 – NOTES RECEIVABLE

The Company has continued and intends to continue to purchase Promissory Notes from affiliates and others to build a steady stream of interest income. As of June 30, 2024, the Company holds $23,545,263.52 in such notes, with varying interest rates, which generally pay out on either a monthly or quarterly schedule. The maturity dates for the Notes also vary, with some being paid off in this quarter, and others extending though to June 21, 2026.

NOTE 5 – EQUITY AND FUTURE EQUITY

The Company is issuing a maximum of seventy-five thousand (75,000) Non-Voting Preferred Shares at a price of one thousand ($1,000) dollars per share, with a minimum purchase requirement of ten (10) shares or ten thousand ($10,000) dollars. The Class A Preferred Shares grant Investors the right to a non-cumulative, non-compounding Preferred Return of ten (10%) percent annually, anticipated to be paid quarterly.

Investors in the Class A Shares are also entitled to participate in a profit-sharing plan with the Company. This profit-sharing plan allows Investors to share in company profits—outside of those earmarked to pay the Preferred Return to Class A Members— and receive sixty (60%) percent of all such Company profits. The Manager will receive forty (40%) percent of such Company profits under the profit-sharing plan.

As of June 30, 2024, 44,560 shares were issued and outstanding.

NOTE 6 – SUBSEQUENT EVENT

The Company evaluated subsequent events and transactions that occurred after the balance sheet date up to the date that the financial statements were available to be issued.

F-7

ITEM 4. EXHIBITS

None.

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ROCKSTAR CAPITAL GROUP LLC

By:	/s/ BRANDON ROOKS
Brandon Rooks
Chief Executive Officer

By:	/s/ KEVIN HICKS
Kevin Hicks
Chief Financial Officer/Chief Accounting Officer

Date: September 27, 2024

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